June 12, 2025

Ryan Hershberger
Chairman and President
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
One American Road
Dearborn, Michigan 48126

       Re: Ford Credit Auto Lease Two LLC
           CAB East LLC
           CAB West LLC
           Registration Statement on Form SF-3
           Filed May 16, 2025
           File Nos. 333-287350, 333-287350-01 and 333-287350-02
Dear Ryan Hershberger:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3
General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General
       Instruction I.A.2. of Form SF-3.
 June 12, 2025
Page 2

Form of Prospectus
Risk Factors
A decline in the financial condition or business prospects of Ford, Ford Credit or other interdependent market participants..., page 46

2. We note your disclosure in the prospectus of certain events that may adversely affect
       Ford Credit's ability, as sponsor, to honor its commitment to reallocate leases and leased vehicles due to breaches of representations or warranties, and may also affect
       Ford Credit's ability, as servicer, to service the leases and leased vehicles or reallocate the leases and leased vehicles due to certain servicer modifications, which could result in losses on the notes. Please revise your form of prospectus as appropriate to include bracketed disclosure, indicating that you will provide information regarding Ford
       Credit   s financial condition, to the extent that there is a material risk that the effect on
       its ability to comply with its reallocation or servicing obligations resulting from such financial condition could have a material impact on pool performance or performance of the asset-backed securities. Refer to Items 1104(f) and 1108(b)(4) of Regulation
       AB.
Part II. Information Not Required in Prospectus
Item 15. Undertakings, page II-13

3. Please revise to remove the undertaking under Item 512(i) of Regulation S-K as it does not apply to offerings of asset-backed securities on Form SF-3 relying on
       Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed
       Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-
       72982).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Structured Finance